Exhibit 99.1

Bitauto Announces Second Quarter 2016 Results

BEIJING, Aug. 9, 2016 /PRNewswire/ -- Bitauto Holdings Limited ("Bitauto" or the "Company") (NYSE: BITA), a leading provider of internet content and marketing services for China's fast-growing automotive industry, today announced its unaudited financial results for the second quarter ended June 30, 2016[1].

Second Quarter 2016 Highlights[2]

•	Revenue in the second quarter of 2016 was RMB1.39 billion (US$209.4 million), a 31.1% increase from the corresponding period in 2015.

•	Gross profit in the second quarter of 2016 was RMB850.5 million (US$128.0 million), a 24.7% increase from the corresponding period in 2015.

•	Operating loss in the second quarter of 2016 was RMB0.4 million (US$0.1 million). Non-GAAP operating profit in the second quarter of 2016 was RMB169.4 million (US$25.5 million), a 32.1% increase from the corresponding period in 2015.

•	Net loss in the second quarter of 2016 was RMB47.5 million (US$7.1 million). Non-GAAP net profit in the second quarter of 2016 was RMB124.8 million (US$18.8 million), a 1.8% increase from the corresponding period in 2015.

•	Basic and diluted net loss per ADS in the second quarter of 2016 was RMB1.37 (US$0.21) and RMB1.37 (US$0.21), respectively. Non-GAAP basic and diluted net profit per ADS in the second quarter of 2016 was RMB1.37 (US$0.21) and RMB1.33 (US$0.20), respectively.

Mr. William Li, chief executive officer and chairman of Bitauto, commented, "We are pleased to announce that we have maintained steady growth in the second quarter of 2016, with revenue growing 31.1% year-over-year. In particular, our automobile transaction services business made solid progress during the quarter with over 75,500 revenue-generating transactions executed, and our online automotive financial platform services business continued to gain momentum.”

"Bitauto is committed to providing automobile consumers with the best possible automobile purchasing experience. Based on our experience over the past two years exploring innovative business models, our focus will be geared to those business segments which have outstanding long-term growth and profit potential, including our Huimaiche platform and online automotive financial platform business.”

"Looking forward, Bitauto will continue to execute on our core business strategies to enhance our long-term competitiveness. First, we plan to further develop our automobile transaction services, including e-commerce, CRM and online automotive financial platform services, with better consumer purchasing experience and greater efficiency of our online and offline service infrastructure. Second, we will strive to further increase our mobile monetization capability as we continue to improve our mobile offerings with more targeted marketing solutions enabled by our big data analytics. Third, we will continue to strengthen our dealer services offerings particularly on mobile devices and social media."

Mr. Andy Zhang, president and chief financial officer of Bitauto, said, "In the second quarter of 2016, we delivered steady top-line growth, as our transaction services business segment continued to make progress. The recently announced US$550 million funding in Yixin Capital from a consortium including Bitauto, Tencent, Baidu, JD.com and other investors will help us extend our leadership in China’s automotive finance sector, while deepening our relationship with key strategic partners. Looking forward, we will continue to streamline our operations to enhance efficiency and ensure sustainable growth over the long term."

Second Quarter 2016 Results

Bitauto reported revenue of RMB1.39 billion (US$209.4 million) for the second quarter of 2016, representing a 31.1% increase from the corresponding period in 2015. The increase in revenue was attributable to the growth of the Company's advertising and subscription business, transaction services business and digital marketing solutions business

•	Revenue from the advertising and subscription business for the second quarter of 2016 was RMB890.3 million (US$134.0 million), representing a 15.5% increase from RMB771.1 million (US$116.0 million) in the corresponding period in 2015. The increase was primarily attributable to an increase in advertising and subscription fees spending by customers.

•	Revenue from the transaction services business for the second quarter of 2016 was RMB308.3 million (US$46.4 million), representing a 67.8% increase from RMB183.8 million (US$27.7 million) in the corresponding period in 2015. The increase was attributable to a higher volume of transaction services.

•	Revenue from the digital marketing solutions business for the second quarter of 2016 was RMB192.8 million (US$29.0 million), representing an 81.2% increase from RMB106.4 million (US$16.0 million) in the corresponding period in 2015, which was primarily due to an increase in the number of advertising customers.

Cost of revenue for the second quarter of 2016 was RMB540.9 million (US$81.4 million), representing a year-over-year increase of 42.6% from the corresponding period in 2015. Cost of revenue as a percentage of revenue in the second quarter of 2016 was 38.9%, compared to 35.7% in the corresponding period in 2015.

Gross profit for the second quarter of 2016 was RMB850.5 million (US$128.0 million), representing a 24.7% increase from the corresponding period in 2015 in line with revenue growth.

Selling and administrative expenses were RMB785.5 million (US$118.2 million) for the second quarter of 2016, representing an increase of 17.6% from the corresponding period in 2015. This increase was primarily attributable to the increase in headcount and related expenses.

Product development expenses were RMB101.3 million (US$15.2 million) for the second quarter of 2016, representing a 32.2% increase from the corresponding period in 2015. The increase was primarily due to an increase in product development headcount and related expenses.

Share-based payment expenses, which were allocated to related operating expense line items, were RMB16.6 million (US$2.5 million) in the second quarter of 2016, compared to RMB27.1 million (US$4.1 million) in the corresponding period in 2015.

Operating loss in the second quarter of 2016 was RMB0.4 million (US$0.1 million), compared to an operating loss of RMB48.4 million (US$7.3 million) in the corresponding period in 2015.

Non-GAAP operating profit in the second quarter of 2016 was RMB169.4 million (US$25.5 million), representing a 32.1% increase from the corresponding period in 2015.

Income tax expense in the second quarter of 2016 was RMB35.9 million (US$5.4 million), compared to an income tax expense of RMB16.7 million (US$2.5 million) in the corresponding period in 2015.

Net loss in the second quarter of 2016 was RMB47.5 million (US$7.1 million), compared to a net loss of RMB55.2 million (US$8.3 million) in the corresponding period in 2015. Basic and diluted net loss per ADS, each representing one ordinary share, in the second quarter of 2016 amounted to RMB1.37 (US$0.21) and RMB1.37 (US$0.21), respectively.

Non-GAAP net profit in the second quarter of 2016 was RMB124.8 million (US$18.8 million), a 1.8% increase from the corresponding period in 2015. Non-GAAP basic and diluted net profit per ADS in the second quarter of 2016 amounted to RMB1.37 (US$0.21) and RMB1.33 (US$0.20), respectively.

As of June 30, 2016, the Company had cash and cash equivalents and restricted cash of RMB3.89 billion (US$586.1 million). Cash used in operating activities, cash used in investing activities, and cash from financing activities in the second quarter of 2016 were RMB1.63 billion (US$245.4 million), RMB1.40 billion (US$210.5 million), and RMB1.91 billion (US$288.1 million), respectively.

Bills receivables, representing short-term notes receivable issued by financial institutions that entitle the Company to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance, was RMB61.1 million (US$9.2 million) as of June 30, 2016, compared to RMB147.7 million (US$22.2 million) as of December 31, 2015.

Trade receivables was RMB2.59 billion (US$390.0 million) as of June 30, 2016, compared to RMB1.90 billion (US$285.9 million) as of December 31, 2015. This increase was in line with revenue growth.

As of June 30, 2016, belonging to transaction services business, cash and cash equivalents and restricted cash was RMB705.6 million (US$106.2 million), finance leasing receivables was RMB5.12 billion (US$769.7 million) and interest-bearing borrowings was RMB2.11 billion (US$317.0 million).

The number of employees totaled 6,246 as of June 30, 2016, including employees of the entities in which Bitauto acquired and holds controlling interests. This represented a 57.5% increase from June 30, 2015, which was primarily due to higher headcount in Bitauto's customer support service teams as the Company expands its offline service infrastructure to enhance the automobile buying experience, as well as increased headcount in Bitauto's mobile product development team.

As of June 30, 2016, the Company had a total of 70,726,025 ordinary shares, with 34,388,244 ADSs issued and outstanding. Each ADS represents one ordinary share of the Company. Non-GAAP basic and diluted per ADS figures for the second quarter of 2016 were calculated using a weighted average of 62,058,455 and 63,683,459 ADSs, respectively.

Recent Updates

Bitauto announced that it has accepted the resignation of the Company’s president, Mr. Jingning Shao, effective immediately. Mr. Shao will pursue professional interests outside of the automobile industry and remain a member of Bitauto’s board of directors, serving as vice-chairman, a position in which he will be able to continue to share his industry expertise and resources with the Company. Mr. Shao joined the Company in 2009 and has made significant contributions to Bitauto’s growth over the past seven years.

Bitauto also announced the appointment of Mr. Andy Zhang, the Company’s chief operating officer and chief financial officer, to president and chief financial officer, effective immediately. In his new role as president and chief financial officer, Mr. Zhang will leverage his experience in China's rapidly evolving automotive industry and deep knowledge of Bitauto’s full range of business lines to focus on integrating the Company’s automobile transaction services with its advertising and subscription businesses in order to realize sustainable top and bottom line growth while further increasing operational efficiencies.

Third Quarter 2016 Outlook

Bitauto currently expects to generate revenue in the range of RMB1.37 billion (US$206.1 million) to RMB1.42 billion (US$213.7 million) in the third quarter of 2016.

This forecast takes into consideration seasonality factors in Bitauto's business, and excludes any impact of foreign currency fluctuation. It reflects management's current and preliminary view, which is subject to change.

Conference Call Information

Bitauto's management will hold an earnings conference call at 8:00 AM on August 9, 2016 U.S. Eastern Time (8:00 PM on August 9, 2016 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437 or +1-866-519-4004
Hong Kong:	+852-3018-6771 or 800-906-601
China:	800-8190-121 or 400-6208-038
International:	+65-6713-5090
Conference ID:	48474461

A replay of the conference call may be accessed by phone at the following number until August 17, 2016:

US:	+1-855-452-5696 or +1-646-254-3697
International:	+61-2-8199-0299
Conference ID:	48474461

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

[1] This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.6459 to US$1.00, the effective noon buying rate as of June 30, 2016 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

[2] The unaudited condensed consolidated financial information for the year and for each of the quarters in the year ended December 31, 2015 have been revised after giving effect to the Company's change in accounting standards from International Financial Reporting Standards (IFRS) to accounting principles generally accepted in the United States of America (U.S. GAAP). The major impacts on unaudited condensed consolidated statements of operations were related to revenue, cost of revenue and non-operating income/expenses. In addition, the accretion of mezzanine equity was considered when calculating basic and diluted net profit/loss per ADS.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content and marketing services for China's fast-growing automotive industry. Bitauto manages its businesses in   three segments: its advertising and subscription business, transaction services business and digital marketing solutions business.

Bitauto's advertising and subscription business offers advertising and digital marketing solutions to automakers and automobile customers in China. Bitauto provides a variety of advertising services mainly to automakers through its bitauto.com and taoche.com websites, which provide consumers with up-to-date new and used automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto also offers subscription services via its EP platform which provides web-based and mobile-based integrated digital marketing solutions to automobile customers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online. In 2014, Bitauto began providing automobile customers with transaction services on its EP platform, including automobile transaction, CRM and online automotive financial platform services, which are intended to optimize the automobile purchase experience and facilitate completion of transactions. Bitauto's digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook of the Company and the quotations from management in this announcement, as well as Bitauto's strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto's filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

Bitauto's management supplements the data it receives regarding U.S. GAAP profit with non-GAAP profit, which excludes from U.S. GAAP profit the charges relating to (i) share-based payments; (ii) amortization of intangible assets resulting from asset and business acquisitions; (iii) fair value adjustment of contingent considerations; (iv) share of amortization of equity investments' intangible assets not on their books; and (v) investment loss. This non-GAAP financial measure provides Bitauto's management with the ability to assess its operating results without considering the impact of non-cash charges resulting from share-based payments. Furthermore, this non-GAAP financial measure eliminates the impact of item(s) that Bitauto does not consider indicative of the performance of its business.

The use of non-GAAP profit has certain limitations. Share-based payments have been and will continue to be incurred and are not reflected in the presentation of the non-GAAP profit. This non-GAAP financial measure should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, non-GAAP profit may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.

Reconciliation of this non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

China

IR Department
Bitauto Holdings Limited
Tel: +86-10-6849-2145
ir@bitauto.com

SELECTED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended		For the Six Months Ended
	June 30, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	RMB

Revenue	1,061,298,833	1,391,413,309	2,474,916,881
Cost of revenue	(379,227,510)	(540,935,815)	(893,439,243)
Gross profit	682,071,323	850,477,494	1,581,477,638

Selling and administrative expenses	(667,740,776)	(785,508,699)	(1,504,037,739)
Product development expenses	(76,618,578)	(101,252,941)	(199,559,048)
Other gains, net	13,865,336	35,910,712	44,105,697
Operating loss	(48,422,695)	(373,434)	(78,013,452)

Interest income	10,606,633	6,264,870	10,413,317
Interest expense	(1,091,369)	(8,464,826)	(13,509,843)
Share of profits/(losses) of associates and joint ventures	529,491	(7,150,429)	(13,576,872)
Investment loss	(136,256)	(1,872,537)	(1,534,345)
Loss before tax	(38,514,196)	(11,596,356)	(96,221,195)

Income tax expense	(16,664,631)	(35,907,212)	(59,491,622)
Net loss for the period	(55,178,827)	(47,503,568)	(155,712,817)
Total comprehensive (loss)/income for the period	(86,830,764)	90,612,044	(44,537,872)

Net loss for the period attributable to:
Ordinary shareholders of the parent company	(57,499,709)	(48,365,906)	(157,462,782)

Total comprehensive (loss)/income for the period attributable to:
Ordinary shareholders of the parent company	(89,151,646)	89,749,706	(46,287,837)

Other financial data
Non-GAAP net profit for the period	122,566,801	124,763,282	193,959,393

Reconciliation of net loss to non-GAAP net profit

	For the Three Months Ended		For the Six Months Ended
	June 30, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	RMB

Net loss for the period	(55,178,827)	(47,503,568)	(155,712,817)
Share-based payments	27,093,946	16,577,192	40,571,723
Amortization of intangible assets resulting from asset and business acquisitions	149,610,299	153,190,702	306,313,304
Fair value adjustment of contingent considerations	888,627	-	-
Share of amortization of equity investments' intangible assets not on their books	16,500	626,419	1,252,838
Investment loss	136,256	1,872,537	1,534,345
Non-GAAP net profit for the period	122,566,801	124,763,282	193,959,393

SELECTED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2015	June 30, 2016
	RMB	RMB

Assets
Cash and cash equivalents	2,940,874,390	2,304,918,786
Time deposits	100,000,000	-
Restricted cash	350,654,400	1,589,976,741
Trade receivables	1,899,789,400	2,591,963,715
Bills receivables	147,660,156	61,074,696
Other current assets	2,446,069,562	3,222,806,318
Non-current assets	5,185,965,139	7,328,525,486
Total assets	13,071,013,047	17,099,265,742

Liabilities
Trade payables	987,424,361	1,584,156,256
Other current liabilities	1,673,076,585	3,493,496,166
Non-current liabilities	88,222,874	719,337,000
Total liabilities	2,748,723,820	5,796,989,422
Mezzanine equity	1,697,717,536	1,770,742,762
Total equity	8,624,571,691	9,531,533,558
Total liabilities, mezzanine equity and equity	13,071,013,047	17,099,265,742